CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

September 27, 2019

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: REQUEST FOR ACCELERATION OF EFFECTIVENESS

CytoDyn Inc.

Registration Statement on Form S-3

File No. 333-233526

Ladies and Gentlemen:

CytoDyn Inc. (the “Company”) hereby respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will become effective at 9:00 a.m. (Eastern time) on Monday, September 30, 2019, or as soon thereafter as practicable.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Steven M. Skolnick of Lowenstein Sandler LLP, counsel to the Company, at (973) 597-2476, as soon as the Registration Statement has been declared effective.

Very truly yours, CytoDyn Inc.

/s/ Michael D. Mulholland
Michael D. Mulholland
Chief Financial Officer